November 14, 2024

John V. Moran, IV
Chief Financial Officer
Old National Bancorp
One Main Street
Evansville, IN 47708

        Re: Old National Bancorp
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Response dated September 26, 2024
            File No. 001-15817
Dear John V. Moran, IV:

        We have reviewed your September 26, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 13, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Financial Condition
Loan Portfolio
Commercial and Commercial Real Estate Loans, page 50

1. We note your response to prior comment 2. Please confirm that in future filings you will provide additional disclosure to explain the circumstances which must be met in order to approve a commercial loan that exceeds the 80% LTV threshold. We note that you provide a discussion of the process for approving exceptions in your discussion of your process for approving consumer loans.
 November 14, 2024
Page 2

       Please contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-
3419 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance